SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On August 9, 2012, Postmedia Network Canada Corp. (the “Registrant”) released the document listed below announcing that its wholly owned subsidiary, Postmedia Network Inc., has priced  its previously announced offering (the “Offering”) of senior secured notes. Postmedia Network Inc. will issue Two Hundred Fifty Million Canadian Dollars (CDN $250,000,000) in aggregate principal amount of 8.25% senior secured notes due August 16, 2017 (the “Notes”). The Notes will be guaranteed by the Company.

The Notes will be offered in a private placement in Canada under available prospectus exemptions. The Notes will also be offered in the United States to qualified institutional buyers under Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and outside the Unites States to non U.S. persons as defined in and in accordance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

The Offering is expected to close on or about August 16, 2012, subject to customary closing conditions.

Postmedia Network Inc. intends to use the net proceeds from the Offering, after deducting underwriting fees and estimated offering expenses, to repay its existing term loan facility, in full, including accrued and unpaid interest.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any security and shall not constitute an offer, solicitation, or sale in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Toronto Stock Exchange has neither approved nor disapproved the form or content of this press release.

 The information contained in this report on Form 6-K, including Exhibit 99.1, shall not be deemed ‘filed’ with the Securities Exchange Commission, nor incorporated by reference in any registration statement filed by the Registrant under the Securities Act of 1933, as amended, unless otherwise specified.

Item 9.01 Financial Statements and Exhibits.

The document included with this report is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1      Press release dated August 9, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	August 9, 2012

EXHIBIT INDEX

Exhibit 99.1    Press Release dated  August 9, 2012.